Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2012. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

February 1, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 1, 2012

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware Delaware	333-147828 333-147828-08	71-1018770 20-8650498
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10511 East Central, Wichita, Kansas

(Address of principal executive offices)

67206

(Zip code)

(316) 676-7111

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 31, 2012, Hawker Beechcraft Corporation, the principal operating subsidiary of Hawker Beechcraft Acquisition Company, LLC (the “Company”), and Hawker Beechcraft, Inc., the Company’s parent company, entered into a Separation of Employment Agreement and General Release (“Separation Agreement”) with James Maslowski in connection with his retirement as President – U. S. and International Government Business on January 31, 2012, as previously announced. Mr. Maslowski also retired from his position as President of Hawker Beechcraft Defense Company, LLC, a subsidiary of Hawker Beechcraft Corporation. Mr. Worth W. Boisture, Jr., President and Chief Executive Officer of Hawker Beechcraft Corporation, will assume the role of President of Hawker Beechcraft Defense Company, LLC on an interim basis. Terms of Mr. Maslowski’s separation arrangements include acceleration of the accrual of 19,429 RSUs. The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the complete text of the Separation Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference into this current report on Form 8-K. All capitalized terms not defined in this current report shall have the meanings set forth in the Separation Agreement.

Mr. Maslowski has agreed to become a consultant to Hawker Beechcraft Defense Company, LLC, effective as of February 1, 2012. The one-year renewable consulting arrangement with Mr. Maslowski provides that Mr. Maslowski will provide services related to the marketing and sale of T-6 aircraft, for which he will receive a monthly retainer, certain success fees, and reimbursement of out-of-pocket expenses. Mr. Maslowski will remain on the Board of Managers of Hawker Beechcraft Defense Company, LLC, and will serve as its Vice Chairman. The foregoing summary of the consulting arrangement is qualified in its entirety by reference to the complete text of the Consulting Agreement, which is attached hereto as Exhibit 10.2 and is incorporated by reference into this current report on Form 8-K. All capitalized terms not defined in this current report shall have the meanings set forth in the Consulting Agreement.

Item 9.01	Financial Statements and Exhibits.

The following exhibits are furnished with this report:

Exhibit Number	Description

10.1	Separation of Employment Agreement and General Release dated as of January 31, 2012, between Hawker Beechcraft Corporation, Hawker Beechcraft, Inc. and Mr. James Maslowski.

10.2	Consulting Agreement, dated as of January 31, 2012, between Hawker Beechcraft Defense Company, LLC and Mr. James Maslowski.

2

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Alexander L. W. Snyder
Alexander L. W. Snyder Vice President, General Counsel and Secretary

HAWKER BEECHCRAFT NOTES COMPANY

/s/ Alexander L. W. Snyder
Alexander L. W. Snyder Vice President, General Counsel and Secretary

Date: February 1, 2012

3

Exhibit 10.1

SEPARATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE

THIS SEPARATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE (the “Agreement”) is made as of this 31st day of January, 2012, by and among Hawker Beechcraft Corporation (the “Company”), Hawker Beechcraft, Inc. (“HBI”), and James Maslowski (“Employee”).

WHEREAS, the Company has notified Employee that he is being terminated by the Company effective January 31, 2012 (the “Termination Date”); and

WHEREAS, in connection with Employee’s termination of employment, the parties have agreed to the terms set forth herein;

NOW, THEREFORE, IT IS HEREBY AGREED by and among Employee, the Company and HBI as follows:

1. Employee at Will; Termination: Employee has been an employee at will and on September 4, 2007, at the time he accepted his offer of employment, he acknowledged and agreed that he could be terminated by the Company at any time, for any reason, with or without notice. Effective as of the Termination Date, Employee accepts his termination by the Company without Cause (as defined in the RSU Agreement).

2. Final Paycheck and Accrued Vacation: The Employee shall receive any payroll amounts earned, accrued or owing but not yet paid to Employee up through and including the Termination Date, including, but not limited to any benefits accrued or earned, which will be distributed in accordance with the terms of the applicable benefit plans and programs of the Company. The Employee shall receive any vacation time earned but not yet paid to Employee up through and including the Termination Date, according to the Exempt Employee Vacation Policy existing as of the Termination Date.

3. Vested RSUs: Pursuant to the Restricted Stock Unit Agreement between HBI and Employee dated August 9, 2011 (the “RSU Agreement”), Employee received 97,143 HBI Restricted Stock Units (“RSUs”). As a result of Employee’s involuntary termination without Cause, as stated herein, Employee is entitled to the issuance of 43,429 shares of common stock of HBI (“Shares”) in exchange for his 43,429 Accrued RSUs (as defined in the RSU Agreement) pursuant to Section 4.1 of the RSU Agreement. In addition, in recognition of Employee’s service, the HBI Compensation Committee has approved the accelerated accrual of an additional 19,429 RSUs. Employee is entitled to the issuance of 19,429 Shares in exchange for these additional 19,429 Accrued RSUs pursuant to Section 4.1 of the RSU Agreement. All other RSUs held by Employee other than the 62,858 Accrued RSUs are null and void, and no Shares will be issued in exchange for any such RSUs.

4. Fringe Benefits: Your company-sponsored medical, dental, vision, life insurance, and flexible spending account (if participating) benefits will remain active through January 31, 2012.

Your participation in all other company-sponsored benefit plans will cease effective January 31, 2012. Employee is not eligible to participate in an employer-sponsored medical plan after January 31, 2012, therefore COBRA benefits will be made available at that time for a period not to exceed eighteen (18) months. Employee’s 401(k) contributions as well as the company match will cease effective January 31, 2012.

5. Management Incentive Plan (“MIP”): Employee will be eligible to receive a MIP Bonus for 2011, but only to the extent his performance and the financial results for the Company for the relevant time period trigger a bonus strictly in accordance with the terms of the MIP. Payment of the bonus will be made in a lump sum amount, subject to normal statutory withholding, on the same payroll date as other employees receive payment. Employee will not be eligible to participate in the MIP for 2012.

6. Reduction of Separation Benefits: The Company and HBI each reserve the right to make deductions in accordance with applicable law for any monies owed to the Company or HBI, respectively, by the Employee.

7. Release and Representations:

(a) Employee, for and in consideration of the commitments of the Company and HBI as set forth in paragraphs 2, 3, 4, and 5 of this Agreement, and intending to be legally bound, does hereby REMISE, RELEASE AND FOREVER DISCHARGE the Company, HBI, and their respective affiliates, subsidiaries, parents, officers, directors, employees, and agents, and their respective successors and assigns, heirs, executors, and administrators (collectively, “Releasees”) from all causes of action, suits, debts, claims and demands whatsoever in law or in equity, which Employee ever had, now has, or hereafter may have, whether known or unknown, or which Employee’s heirs, executors, or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of Employee’s employment through the Termination Date, and particularly, but without limitation of the foregoing general terms, any claims arising from or relating in any way to Employee’s employment relationship with the Company, Hawker Beechcraft Defense Company, LLC (“HBDC”) and/or HBI, the terms and conditions of that employment relationship and the termination of that employment relationship, including, but not limited to, any claims arising under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act (“OWBPA”), Title VII of The Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act of 1993, the Employee Retirement Income Security Act of 1974, the Rehabilitation Act, the Fair Labor Standards Act (29 U.S.C. 201 et seq.), the Kansas Act Against Discrimination (K.S.A. 44-1001 et seq.), the Kansas Age Discrimination in Employment Act (K.S.A. 44-1111 et seq.), the Kansas Wage Payment Act (K.S.A. 44-313 et seq.), and any other claims under any federal, state, or local common law, statutory, or regulatory provision, now or hereafter recognized including, but not limited to, breach of contract, unlawful retaliation, and defamation, and any claims for attorneys’ fees and costs. This Agreement is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort.

(b) To the fullest extent permitted by law, Employee represents and affirms that (i), Employee has not filed or caused to be filed on Employee’s behalf any claim for relief against the Company, HBI or any Releasee and, to the best of Employee’s knowledge and belief, no outstanding claims for relief have been filed or asserted against the Company, HBI or any Releasee on Employee’s behalf; and (ii), Employee has no knowledge of any improper, unethical or illegal conduct or activities that Employee has not already reported to any supervisor, manager, department head, human resources representative, agent or other representative of the Company, HBDC, and/or HBI, to any member of the Company’s legal or compliance departments, or to the ethics hotline.

8. No Claims or Lawsuits: In further consideration of the payments and other consideration described in paragraphs 2, 3, 4, and 5, Employee agrees that Employee will not file, charge, claim, sue or cause or permit to be filed, charged or claimed, any civil action, suit or legal proceeding seeking equitable or monetary relief (including damages, injunctive, declaratory, monetary or other relief) for himself against the Company, HBI or any Releasee involving any matter released in paragraph 7. In the event that suit is filed in breach of this covenant not to sue, it is expressly understood and agreed that this covenant shall constitute a complete defense to any such suit. In the event any Releasee is required to institute litigation to enforce the terms of this paragraph, Releasees shall be entitled to recover reasonable costs and attorneys’ fees incurred in such enforcement. Employee further agrees and covenants that should any person, organization, or other entity file, charge, claim, sue, or cause or permit to be filed any civil action, suit or legal proceeding involving any matter occurring at any time in the past, Employee will not seek or accept personal equitable or monetary relief in such civil action, suit or legal proceeding.

9. Confidentiality; Non-Disparagement:

(a)	Employee agrees that Employee shall not directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person any nonpublic, proprietary or confidential information, knowledge or data relating to the Company, HBI or any of their respective subsidiaries, affiliated companies or businesses, which has been obtained by the Employee during Employee’s employment by the Company or any of its affiliates.

(b) Employee further agrees that Employee will not disparage or subvert the Company, HBI, or any Releasee, or make any statement reflecting negatively on the Company, HBI, or any Releasee, including, but not limited to, any matters relating to the operation or management of the Company, HBDC and HBI, Employee’s employment and Employee’s resignation, irrespective of the truthfulness or falsity of such statements.

10. Consideration: None of HBI, HBDC, or the Company is under any obligation to pay Employee any consideration in respect of his termination, and no inference or admission of any type of wrongdoing by the Company can be made because the Company has offered any payments to Employee. Employee understands and agrees that the payments, benefits and agreements provided in this Agreement, to the extent specifically set forth as such herein, are being provided to Employee in consideration for Employee’s acceptance and execution of, and in reliance upon Employee’s representations in, this Agreement, and that they are greater than the payments, benefits and agreements, if any, to which the Employee would have received if Employee had not executed this Agreement.

11. Satisfaction of Obligations: Employee acknowledges and agrees that the Company previously has satisfied any and all obligations owed to Employee under any agreement or offer letter Employee has with the Company or any of its affiliates and, further, that this Agreement sets forth the entire agreement between Employee and the Company with respect to its subject matter and fully supersedes any prior agreements or understandings, whether written or oral, between the parties. Employee acknowledges that, except as set forth expressly herein, neither the Company, HBI, the Releasees, nor their agents or attorneys have made any promise, representation or warranty whatsoever, either express or implied, or written or oral. To the extent any provision of this Agreement is found to be invalid or illegal, such provision shall be interpreted as nearly as possible according to its original terms and intent, and the remainder of this Agreement will not be affected.

12. Possession of Corporate Records and Property: Employee represents that he does not presently have in his possession or under his control any records or other business documents, including but not limited to correspondence, files, customer lists, technical information, customer information, pricing information, business strategies and plans, or sales records, whether in paper or electronic form (collectively, the “Corporate Records”) whether or not created by Employee while employed by or rendering services to the Company and/or its predecessors, subsidiaries or affiliates. Employee further represents that he does not presently have in his possession any other tangible items, including but not limited to any computers, cellular telephones, PDAs, corporate credit cards and telephone cards, in each case, provided by the Company and/or its predecessors, subsidiaries or affiliates or obtained as a result of Employee’s prior employment with the Company and/or its predecessors, subsidiaries or affiliates. Employee acknowledges that all such Corporate Records and tangible items are the property of the Company.

13. Legal Proceedings: If Employee is notified by the Company or any Releasee of any pending or future claims, lawsuits, investigations, hearings, trials or other legal proceedings (“Legal Proceedings”) in which his assistance may be needed, Employee agrees to make himself available to the Company, and will cooperate in connection with such Legal Proceedings by providing timely, truthful and accurate information and advice and any other such assistance necessary to assist the Company or any Releasee in the Legal Proceedings. It is expressly understood and agreed that any breach or threatened breach of this paragraph by Employee shall constitute a material breach of this Agreement.

14. Notification of Contact from Third Parties: If Employee is contacted by a non-governmental third party concerning any issue that relates to the Company or any Releasee, or is related to or connected with his work for the Company or any Releasee, Employee will notify the Company’s General Counsel by either telephone or electronic mail within two (2) days after such contact and Employee will not provide information to any such third party pursuant to such request until first meeting with Company representatives, by telephone or in person, and allowing adequate time for the Company representative to assert an objection or file a protective order relating to such requested information. Further, unless Employee is expressly directed not to do so in writing by a federal or state law enforcement agency, or similar government entity, Employee will notify the Company’s General Counsel by either telephone or electronic mail within two (2) days after such contact and Employee will not provide any information to any governmental entity pursuant to such request until first meeting with Company representatives, by telephone or in person, and allowing adequate time for the Company representative to assert an objection or file a protective order relating to such requested information. In any event, should Employee speak to a third party or governmental entity consistent with the terms of this Agreement, Employee agrees to reasonably cooperate with and to provide timely and truthful responses to any questions that may be asked.

15. Repayment Obligation: Employee agrees and recognizes that should Employee breach any of the obligations or covenants set forth in this Agreement, the Company and HBI will have no further obligation to provide Employee with the consideration set forth herein, and will have the right to repayment of all consideration paid up to the time of any such breach. Further, Employee acknowledges in the event of a breach of this Agreement, Releasees will be entitled to any and all appropriate relief for any such breach, including equitable relief and/or money damages, attorney’s fees and costs.

16. Relief, Choice of Law and Venue: Employee further agrees that the Company and HBI shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages, as well as to an equitable accounting of all earnings, profits and other benefits relating to or arising out of any violations of this Agreement, which rights shall be cumulative and in addition to any other rights or remedies to which the Company and/or HBI may be entitled. Employee irrevocably and unconditionally (i) agrees that this Agreement and the obligations of the parties under this Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Kansas; (ii) agrees that any suit, action or other legal proceeding relating to or arising out of this Agreement, including without limitation, any action commenced by the Company or HBI for preliminary and permanent injunctive relief or other equitable relief, shall be brought exclusively in the Eighteenth Judicial District, Sedgwick County, Kansas, or in the United States District Court for the District of Kansas sitting in Wichita, Kansas, if federal jurisdiction exists; and (iii) waives any objection which Employee may have to the laying of venue of any such suit, action or proceeding in any such court. Employee also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers by personal service or by registered or certified mail, return receipt requested, or by overnight express courier service, addressed to Employee at the home address which Employee most recently communicated to the Company in writing.

17. Certification and Acknowledgement: Employee certifies, acknowledges and agrees as follows:

(a) That Employee has read the terms of this Agreement, and that Employee understands its terms and effects, including the fact that Employee has agreed to REMISE, RELEASE AND FOREVER DISCHARGE the Company and HBI and each and everyone of its affiliated entitles from any legal action arising out of Employee’s employment relationship with the Company and the termination of that employment relationship;

(b) That Employee has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which Employee acknowledges is adequate and satisfactory to Employee and which Employee acknowledges is in addition to any other benefits to which Employee is otherwise entitled;

(c) That Employee has been and is hereby advised in writing to consult with an attorney prior to signing this Agreement;

(d) That Employee does not waive rights or claims that may arise after the date this Agreement is executed;

(e) That the Company has provided Employee with a period of twenty-one (21) days within which to consider this Agreement, and that Employee has signed on the date indicated below after concluding that this Agreement is satisfactory to Employee; and

(f) Employee acknowledges that this Agreement may be revoked by Employee within seven (7) days after Employee’s execution, and it shall not become effective until the expiration of such seven day revocation period. Any revocation within this period must be submitted, in writing, to Company and state, “I hereby revoke my acceptance of our Agreement.” The revocation must be personally delivered to Rich Jiwanlal, or his designee, or mailed to Rich Jiwanlal, 10511 E. Central, Wichita, KS 67206, and postmarked within seven (7) calendar days of Employee’s execution of this Agreement. If the last day of the revocation period is a Saturday, Sunday, or legal holiday in Kansas, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday. In the event of a timely revocation by Employee, this Agreement will be deemed null and void and the Company and HBI will have no obligations hereunder.

[SIGNATURES ON FOLLOWING PAGE]

Intending to be legally bound hereby, Employee, the Company, and HBI have executed the foregoing Separation of Employment Agreement and General Release this 31st day of January 2012.

JAMES MASLOWSKI		HAWKER BEECHCRAFT CORPORATION

/s/ James Maslowski		By:	/s/ Rich Jiwanlal
Name:
Title:

HAWKER BEECHCRAFT, INC.

By:	/s/ Alexander L.W. Snyder
Name:
Title:

Exhibit 10.2

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this “Agreement”) is made as of January 31, 2012 and is effective as of February 1, 2012, by and between Hawker Beechcraft Defense Company, LLC, a limited liability company organized under the laws of the State of Delaware (“the Company”), and James Maslowski, an individual (“Consultant”).

1. Engagement.

(a) The Company hereby engages Consultant to perform, and Consultant hereby agrees to provide advice and assistance to the Company and any of its affiliates related to the marketing and sale of the Company’s T-6 aircraft (the “Services”).

(b) Consultant will serve as a non-employee member of the board of managers of the Company and hold the title “Vice Chairman” during the term of this Agreement.

2. Payment. The Company will pay Consultant fees and expenses set forth below:

Retainer: A monthly retainer in the amount of $8,333. Consultant will provide an invoice to the Company on or before the first of the month and the Company shall pay the same within thirty (30) days of receipt. Payments to Consultant will be directed to Consultant’s bank account. Consultant will provide remittance advice to the Company.

Success Fees: An additional amount, as set forth on Schedule A, will be paid to Consultant for certain newly manufactured aircraft sold during 2012. Payment will not be due to Consultant until the Company has (i) in the case of a “direct commercial sale” received a non-refundable deposit from the customer, or (ii) in the case of a “foreign military sale” received the initial payment from the U.S. Government. Any such amounts will be paid to Consultant within thirty (30) days after the Company has received such non-refundable deposit. Consultant will be eligible to receive such payment after termination of this Agreement provided that a purchase agreement or a letter of intent for the aircraft was signed during the term of this Agreement.

Travel; Business Courtesies; and other Out-of-Pocket Expenses: Arrangements for all travel required to be performed by Consultant will be made by Lori Brands ((316) 676-4555; lori_brands@hawkerbeechcraft.com). Consultant will contact Ms. Brands to at least seven (7) business days in advance of any travel to let her know his proposed itinerary and enable her to make his airfare and hotel reservations. Consultant will submit an itemization of his monthly out-of-pocket expenses, including the provision of any business courtesies, to Ms. Carrie Gleyre ((316) 676-0260; carrie_gleyre@hawkerbeechcraft.com) with his monthly invoice. In order to be eligible for reimbursement, all business courtesies must comply with the Company’s applicable policies. Consultant will retain a record of all out-of-pocket expenses for which he has requested reimbursement. Consultant will be provided a company e-mail account: maslowskij@hawkerbeechcraft.com.

3. Term and Extension or Termination.

(a) The term of this Agreement will begin on February 1, 2012 and will continue for a one year period (the “Initial Term”) following such date, unless extended in accordance with Section 3(b) below or terminated in accordance with Section 3(c) below.

(b) The term of this Agreement may be extended by the Company for an additional one year period by notifying Consultant no later than thirty (30) days prior to end of the Initial Term.

(c) Notwithstanding the foregoing, this Agreement may be terminated at any time by the Company if Consultant has breached any provision of this Agreement in any material respect. Upon any termination of this Agreement, all obligations hereunder will terminate except for: (i) the Company’s undisputed payment obligations that arise relating to Services completed before termination of this Agreement; and (ii) the terms and provisions set forth in Sections 3, 8, 9, 10, 11, 12, 13 and 14, inclusive, which will survive termination of this Agreement for any reason. Upon termination of the Agreement, Consultant will make reasonable efforts to stop work and mitigate any cost or expense to the Company. Consultant will only be entitled to payment for actual Services rendered and will have no claim for any damages or losses of any kind, including loss of profit, arising out of the termination of this Agreement.

4. Relationship of the Parties. Consultant will perform Services under this Agreement as an independent contractor of the Company. Nothing contained in this Agreement will be deemed or construed by the parties or by any third party to create the relationship of principal and agent, a fiduciary, or of partnership, joint venture or any other type of association between the Company and Consultant, it being expressly understood and agreed that neither the provisions contained in this Agreement nor any acts of the parties shall be deemed to create any relationship between the Company and Consultant other than as customer and service provider. No officer, employee, agent or independent contractor of either party will at any time be deemed an employee, representative, agent or contractor of the other party solely because of this Agreement. Consultant will be responsible for the management and performance of all his subcontractors and suppliers. Consultant will have no authority to enter into any contracts or commitments on the Company’s behalf. The Company will have no right of control over the manner in which the Services are performed, other than as set forth in this Agreement, and the right to establish reasonable policies and protocols applicable to such Services.

5. Covenants. Consultant will perform the Services in an efficient and workmanlike manner in conformance with the highest professional standards and best practices.

6. Compliance with Laws and Company Policies.

(a) Consultant agrees to comply with all laws, rules, and regulations that apply to the performance of the Services, including, but not limited to the Foreign Corrupt Practices Act and the U.K. Bribery Act.

(b) Consultant certifies that he is not in violation of applicable federal statutes such as the Defense Acquisition Improvement Act of 1986, the Post-Employment Restrictions Act of 1988 with regard to the engagement of former government officers and employees, and Section 423, Title 41 of the United States Code prohibiting certain activities by competing contractors and government procurement officials during the conduct of federal procurements involving soliciting or discussing post-government employment, offering or accepting a gratuity, or soliciting or disclosing proprietary or source selection information.

(c) If the Company issues a purchase order in connection with this Agreement, the terms of the purchase order will apply except to the extent inconsistent with this Agreement and the provisions of this Agreement will take precedence. If the Services are to be performed in connection with the performance of a contract for an agency of the United States Government then the applicable provisions of the FAR and DFARS will apply to the extent required by law.

(d) Consultant also agrees to comply with all applicable Company policies which may be in effect during the term of this Agreement.

7. Security. Consultant agrees to keep and maintain an active security clearance commensurate with the degree of security classification designated by the Company for the work to be performed under this Agreement.

8. Confidentiality.

(a) “Confidential Information” means any information disclosed by or on behalf of the Company or any of its affiliates whether in writing, electronic format, orally, or in any other manner, or developed by Consultant in connection with performing the Services; provided, however, that Confidential Information will not include information that: (i) properly came into the possession of Consultant from a third party that was not under any obligation to maintain its confidentiality; (ii) has become part of the public domain through no breach of this Agreement by Consultant; or (iii) Consultant can demonstrate was independently developed by Consultant without the use of or reference to Confidential Information.

(b) Consultant will: (i) hold the Confidential Information in strictest confidence and not disclose it to any third party; (ii) use the Confidential Information for the sole purpose of performing the Services; (iii) not remove any proprietary legend or indication of confidentiality set forth on or contained in any of the Confidential Information; and (iv) promptly notify the Company in writing of any unauthorized use or disclosure of the Confidential Information, including a reasonably detailed description of the circumstances of the disclosure and the parties involved. Consultant will not make any copies of any of the Confidential Information except as required to perform the Services, and upon the Company’s request or termination of this Agreement Consultant will return (or destroy, in those cases where it is not technically feasible to return such information) all Confidential Information in Consultant’s custody or control. As between the Company and Consultant, the Company will own all right, title and interest in and to all Confidential Information.

(c) The foregoing prohibition on disclosure will not apply to the extent that disclosure of Confidential Information to proper legal and regulatory authorities is compelled by law or regulation. In the event Consultant receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena or order issued by a court of competent jurisdiction or by a governmental body or if any Confidential Information is required to be disclosed to a governmental or quasi-governmental entity or agency, then Consultant agrees to: (x) to the extent permitted by applicable law or regulation, promptly notify the Company of such request; and (y) provide the Company with reasonable assistance in obtaining an order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information that the Company so designates.

(d) Consultant acknowledges that a breach or threatened breach of this Section 8 would cause irreparable harm to the Company or its affiliates, which would not have an adequate remedy at law. Therefore, in the event of a breach or threatened breach by Consultant of this Section 8, the Company is entitled to immediate issuance of a temporary restraining order precluding the continuance of the conduct in question by Consultant in addition to pursuing any other available legal or equitable relief.

(e) Unless he obtains the prior written consent of the Company, Consultant will not (i) issue any press releases or engage in other publicity or distribute marketing or sales materials or conduct promotional efforts (collectively, “Publicity”) regarding this Agreement or the business arrangement between the Company and Consultant, or use the name of the Company or any of its affiliates or its or their logos, trademarks, service marks, products or services in any such Publicity, without in any case obtaining the prior written approval of the Company, or (ii) represent, directly or indirectly, that any product or service offered by Consultant has been used, approved or endorsed by the Company.

9. Deliverables. All deliverables and work product created by or for Consultant for delivery to the Company in connection with the Services (“Deliverables”) are work for hire under applicable copyright law and owned exclusively by the Company. Accordingly, as and when any Deliverable is created, the ownership of such Deliverable will immediately vest in the Company or its designee, and Consultant hereby assigns to the Company or its designee all right, title, and interest it has in such Deliverable, including any copyrights or other intellectual property rights pertaining thereto. Subject to the Company’s ownership interest in the Confidential Information and Consultant’s obligations under Section 8(b), Consultant will be free to use, in performing work for others, the general skill and knowledge and disclose any ideas, concepts, know-how and techniques relating to Consultant’s business that are retained in the memory of Consultant’s personnel acquired under this Agreement. Without limiting and in furtherance of Consultant’s obligations under Section 8(b), Consultant will refrain from using any Confidential Information to enable any competitor of the Company or the competitor’s affiliates to gain a commercial advantage against the Company or any of its affiliates.

10. Representations and Covenants. Consultant represents to the Company that (i) Consultant has the requisite expertise, ability, and legal right to enter into this Agreement and render the Services, and (ii) neither this Agreement nor performance of any Services conflict with or does or may violate the terms of any agreement to which Consultant is a party.

11. Indemnification. Consultant agrees to indemnify and hold the Company and its affiliates and its and their officers, directors, employees, agents and representatives (collectively, the “Indemnitees”) harmless from any injury occurring to the property or person of the Company as a result of Consultant’s performance of Services under this Agreement, or the performance of Consultant’s subcontractors, suppliers, or representatives, provided that said injury has not occurred because of the gross negligence of the Indemnitees, and for any claim or cost or expense incurred by an Indemnitee arising out of or relating to a breach by Consultant of any provision of this Agreement. Consultant shall maintain general and professional liability insurance in such amounts to satisfy its indemnification obligations under this Agreement.

12. Examination of Records. Consultant agrees that the Company shall, until the expiration of three (3) years after final payment under this Agreement, have access to and the right to examine any of his directly pertinent books, documents, papers, and records involving transactions related to this Agreement and/or the performance of the Services.

13. Taxes. Consultant agrees that he is responsible for payment of all taxes which may be due in connection with any payments which may be made to him pursuant to this Agreement and he shall hold harmless the Company from any cost, expense, or liability resulting from his failure to do so. If the Company concludes that it is required by law to make any tax withholding or deduction from payments to Consultant, it shall be free to do so.

14. General Provisions.

(a) Governing Law; Venue. This Agreement will be governed by the laws of the State of Kansas, without regard to conflict of law provisions. Any action or proceeding between the Company and Consultant relating to this Agreement will be commenced and maintained exclusively in the courts of Sedgwick County, Kansas, and Consultant submits unconditionally and irrevocably to the personal jurisdiction of any such court.

(b) Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and may not be modified, altered or amended except in a writing executed by both parties to this Agreement.

(c) Headings. Headings in this Agreement are for convenience only and will not be considered in the interpretation of this Agreement.

(d) Notices. Any notice or written communication required or permitted to be given by a party hereunder will be made by hand delivery, facsimile transmission (with confirmation) or overnight delivery at the address specified below, or at such other addresses as the party may specify in writing. Any such notice or written communication will be considered to have been received on the date of hand delivery or transmission by facsimile or the next business day after sent by overnight delivery service.

Hawker Beechcraft Defense Company, LLC

c/o Hawker Beechcraft Corporation

10511 E. Central

Wichita, KS 67206

Attention: Vice President Human Resources

Fax: (316) 671-2923

James Maslowski

2112 N. Crooked Pine Street

Wichita, KS 67230

Phone/Fax: (316) 440-4135

(e) Severability. If any provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, then such provision will be deemed automatically modified to conform to the requirements for validity and enforceability as declared at that time, and as so modified, will be deemed a provision of this Agreement as though originally included herein.

(f) Assignment. This Agreement be binding upon and inure to the benefit of both parties and their respective successors and assigns; provided, however, that Services to be performed by Consultant under this Agreement are personal and unique, and Consultant may not assign this Agreement or any rights or obligations hereunder to any party without the prior written consent of the Company.

(g) Counterparts. This Agreement may be executed in separate counterparts, and all such counterparts will constitute one and the same instrument.

(h) Survival. Notwithstanding any termination or expiration of this Agreement, the provisions of this Agreement, which by their nature should survive such termination or expiration, shall survive and continue to be in full force and effect.

[Signatures on following page]

The parties have executed this Agreement as of the date set forth above.

HAWKER BEECHCRAFT DEFENSE COMPANY, LLC

By:	/s/ Matt Martin
Name:
Title:

/s/ James Maslowski
James Maslowski